UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 22, 2026

NEBIUS GROUP N.V.

Burgerweeshuispad 101

1076 ER Amsterdam, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CREDIT FACILITY

On October 17, 2026, Nebius Group N.V., a Dutch public company with limited liability (the “Company”), Nebius Inc., a Delaware limited liability company (the “US Borrower”), and Nebius B.V., a Dutch private limited liability company (the “Dutch Borrower” and together with the Company and US Borrower, the “Borrowers”), entered into a Bridge Facility Agreement (the “Facility Agreement”) with Citibank, N.A., as mandated lead arranger and lender and certain of its affiliates as agent and security agent. The Facility Agreement provides for a senior secured term loan facility in an aggregate principal amount of $3.5 billion for the purpose of financing the buildout of the Borrowers’ GPU infrastructure capacity and for other general corporate purposes.

Loans under the Facility Agreement bear interest at Term SOFR plus an applicable margin commencing at 2.75% per annum and increasing by 0.25% for each 90-day period after October 17, 2026 up to 3.50% per annum (subject to other adjustments). The Borrowers may voluntarily prepay loans under the Facility Agreement without premium or penalty. The maturity date of the Facility Agreement is October 16, 2027.

The Facility Agreement contains a minimum liquidity financial covenant, other affirmative and negative covenants subject to exceptions and customary events of default subject to grace periods and thresholds.

The obligations under the Facility Agreement are secured by a security interest on substantially all of each Borrower’s assets, including all of the shares of the US Borrower and Dutch Borrower held by the Company, subject to exceptions for excluded assets and permitted liens.

A press release announcing the signing of the Facility Agreement is attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V., dated October 22, 2026, announcing signing of the Facility Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: October 22, 2026	By:	/s/ NATHALIE VAN WIGGEN
Nathalie van Wiggen
Company Secretary